UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ENDURANCE SPECIALTY HOLDINGS LTD.

 (Name of Issuer)

ORDINARY SHARES, $1.00 PAR VALUE

(Title of Class of Securities)

016404934

(CUSIP Number)

September 17, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP NO. 016404934	Page 2 of 11 pages

1	NAME OF REPORTING PERSON
I.R.S IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Aon Alexander & Alexander U.K. Pension Scheme
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
		5	SOLE VOTING POWER
NUMBER OF
	SHARES		844,365
	BENEFICIALLY OWNED	6	SHARED VOTING POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	7	SOLE DISPOSITIVE POWER

-0-
		8	SHARED DISPOSITIVE POWER

2,599,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,599,200 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.2%
12	TYPE OF REPORTING PERSON*

EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP NO. 016404934	Page 3 of 11 pages

1	NAME OF REPORTING PERSON
I.R.S IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Aon Bain Hogg Pension Scheme
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
		5	SOLE VOTING POWER
NUMBER OF
	SHARES		714,115
	BENEFICIALLY OWNED	6	SHARED VOTING POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	7	SOLE DISPOSITIVE POWER

-0-
		8	SHARED DISPOSITIVE POWER

2,599,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,599,200 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.2%
12	TYPE OF REPORTING PERSON*

EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP NO. 016404934	Page 4 of 11 pages

1	NAME OF REPORTING PERSON
I.R.S IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Aon Minet Pension Scheme
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
		5	SOLE VOTING POWER
NUMBER OF
	SHARES		548,874
	BENEFICIALLY OWNED	6	SHARED VOTING POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	7	SOLE DISPOSITIVE POWER

-0-
		8	SHARED DISPOSITIVE POWER

2,599,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,599,200 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.2%
12	TYPE OF REPORTING PERSON*

EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP NO. 016404934	Page 5 of 11 pages

1	NAME OF REPORTING PERSON
I.R.S IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Aon U.K. Pension Scheme
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
		5	SOLE VOTING POWER
NUMBER OF
	SHARES		413,225
	BENEFICIALLY OWNED	6	SHARED VOTING POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	7	SOLE DISPOSITIVE POWER

-0-
		8	SHARED DISPOSITIVE POWER

2,599,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,599,200 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.2%
12	TYPE OF REPORTING PERSON*

EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP NO. 016404934	Page 6 of 11 pages

1	NAME OF REPORTING PERSON
I.R.S IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jenner Fenton Slade 1980 Scheme
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
		5	SOLE VOTING POWER
NUMBER OF
	SHARES		78,621
	BENEFICIALLY OWNED	6	SHARED VOTING POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	7	SOLE DISPOSITIVE POWER

-0-
		8	SHARED DISPOSITIVE POWER

2,599,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,599,200 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.2%
12	TYPE OF REPORTING PERSON*

EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G
Issuer: Endurance Specialty Holdings Ltd.

Item 1.                   (a)            Name of Issuer:

Endurance Specialty Holdings Ltd. (the “Issuer”)

(b)           Address of Issuer’s Principal Executive Offices:

Canon’s Court
22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

Item 2.                    (a)           Name of Persons Filing:

Each filing person (collectively, the “Filing Persons”) set forth below is the holder of a warrant to purchase Ordinary Shares, $1.00 par value (“Ordinary Shares”) of the Issuer in the number set forth opposite such Filing Person’s name:

Aon Alexander & Alexander U.K.
Pension Scheme (“Aon Alexander”)	-	844,365
Aon Bain Hogg Pension Scheme (“Aon Bain”)	-	714,115
Aon Minet Pension Scheme (“Aon Minet”)	-	548,874
Aon U.K. Pension Scheme (“Aon U.K.”)	-	413,225
Jenner Fenton Slade 1980 Scheme (“Jenner”)	-	78,621

Each Filing Person may acquire within 60 days of the date of this filing such respective number of Ordinary Shares by exercising the warrant issued to it by the Issuer.

Each Filing Person has sole voting power over the Ordinary Shares it may acquire under its respective warrant.

On February 25, 2008, the Filing Persons determined to act in concert solely for the purpose of selling their respective warrants or exercising their respective warrants and selling Ordinary Shares thereby acquired, in the open market, in private transactions, or otherwise, over a period that is expected not to exceed approximately 12 months.  The Filing Persons may, in the future, for any reason and in their sole discretion, change such intentions or determine to cease or delay such exercises or sales.

Each Filing Person declares that the filing of this Schedule 13G shall not be construed as an admission that such Filing Person, for the purposes of Sections 13(d) or 13(g) of the Act, is the beneficial owner of any securities covered by this Schedule 13G other than those specifically subject to acquisition by such Filing Person under its respective warrant.

On September 17, 2008, Filing Persons completed a sale of a portion of their respective warrants back to the Issuer. As a result, all of the information for the Filing Persons is shown as of that date.

(b)           Address of Principal Business Office :

Person Filing	Address
Aon Alexander	c/o Aon Consulting Limited
Carnegie House
21 Peterborough Road
Harrow
Middlesex HA1 2AJ

Schedule 13G
Issuer: Endurance Specialty Holdings Ltd.

Aon Bain	c/o Xafinity Consulting 110 Fenchurch Street London EC3M 5JT

Aon Minet	c/o Aon Consulting Limited Netherton House 25 Marsh Street Bristol BS1 4AQ

Aon U.K.	c/o Aon Consulting Limited Briarcliff House Kingsmead Farnborough GU14 7TE

Jenner	c/o Jardine Lloyd Thompson 1 Portsoken Street London E1 8LN

(c)           Citizenship:

Aon Alexander                                        -           United Kingdom
Aon Bain                                                  -           United Kingdom
Aon Minet                                               -           United Kingdom
Aon U.K.                                                  -           United Kingdom
Jenner                                                       -           United Kingdom

(d)           Title of Class of Securities:

All Filing Persons filing – Ordinary Shares, $1.00 par value

(e)           CUSIP Number:

All Filing Persons filing - 016404934

Item 3.                    (a) - (j)

This statement on Schedule 13G is being filed pursuant to Rule 13d-1(c).

Item 4.                    Ownership:

(a)           Amount Beneficially Owned:  2,599,200

Aon Alexander                                            -      844,365
Aon Bain                                                      -      714,115
Aon Minet                                                   -      548,874
Aon U.K.                                                      -      413,225
Jenner                                                           -        78,621

Schedule 13G
Issuer: Endurance Specialty Holdings Ltd.

(b)	Percent of Class:

Aon Alexander	-	1.4%
Aon Bain	-	1.1%
Aon Minet	-	0.9%
Aon U.K.	-	0.7%
Jenner	-	0.1%
Total	-	4.2%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Aon Alexander	-	844,365
Aon Bain	-	714,115
Aon Minet	-	548,874
Aon U.K.	-	413,225
Jenner	-	78,621

(ii) Shared power to vote or to direct the vote:

Aon Alexander	-	0
Aon Bain	-	0
Aon Minet	-	0
Aon U.K.	-	0
Jenner	-	0

(iii) Sole power to dispose or to direct the disposition of:

Aon Alexander	-	0
Aon Bain	-	0
Aon Minet	-	0
Aon U.K.	-	0
Jenner	-	0

(iv) Shared power to dispose or to direct the disposition of:

Aon Alexander	-	2,599,200
Aon Bain	-	2,599,200
Aon Minet	-	2,599,200
Aon U.K.	-	2,599,200
Jenner	-	2,599,200

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Schedule 13G
Issuer: Endurance Specialty Holdings Ltd.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit 99.6

Item 9.                    Notice of Dissolution of Group:

Not Applicable

Item 10.                  Certification:

This statement on Schedule 13G is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G
Issuer: Endurance Specialty Holdings Ltd.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 2008

Aon Alexander & Alexander U.K. Pension Scheme

By:	/s/ Michael A. Conway
Michael A. Conway, Attorney-in-Fact

Aon Bain Hogg Pension Scheme

By:	/s/ Michael A. Conway
Michael A. Conway, Attorney-in-Fact

Aon Minet Pension Scheme

By:	/s/ Michael A. Conway
Michael A. Conway, Attorney-in-Fact

Aon U.K. Pension Scheme

By:	/s/ Michael A. Conway
Michael A. Conway, Attorney-in-Fact

Jenner Fenton Slade 1980 Scheme

By:	/s/ Michael A. Conway
Michael A. Conway, Attorney-in-Fact

SCHEDULE 13G

EXHIBIT INDEX

Exhibit No.	Exhibit

Exhibit 99.1
Power of Attorney of the corporate trustee of the Aon Alexander & Alexander U.K. Pension Scheme dated September 17, 2007 (incorporated by reference to Exhibit 24.1 of the Filing Persons’ Schedule 13G with respect to the Issuer filed on February 29, 2008).

Exhibit 99.2
Power of Attorney of the trustees of the Aon Bain Hogg Pension Scheme dated September 26, 2007 (incorporated by reference to Exhibit 24.2 of the Filing Persons’ Schedule 13G with respect to the Issuer filed on February 29, 2008).

Exhibit 99.3
Power of Attorney of the trustees of the Aon Minet Pension Scheme dated September 26, 2007 (incorporated by reference to Exhibit 24.3 of the Filing Persons’ Schedule 13G with respect to the Issuer filed on February 29, 2008).

Exhibit 99.4
Power of Attorney of the corporate trustee of the Aon U.K. Pension Scheme dated September 25, 2007 (incorporated by reference to Exhibit 24.4 of the Filing Persons’ Schedule 13G with respect to the Issuer filed on February 29, 2008).

Exhibit 99.5
Power of Attorney of the trustees of the Jenner Fenton Slade 1980 Scheme dated September 10, 2007 (incorporated by reference to Exhibit 24.5 of the Filing Persons’ Schedule 13G with respect to the Issuer filed on February 29, 2008).

Exhibit 99.6	Identification and Classification of Members of the Group.

Exhibit 99.7	Agreement Pursuant to Rule 13d-1(k)(1)(iii).